U.S. SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                    SCHEDULE 13D

                        UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO.     )

                                     WSN GROUP, INC.

                                      COMMON STOCK

                                       92933N-10-8
                                      (CUSIP NUMBER)


                                  John J. Anton, President
                                      WSN Group, Inc.
                                       PO Box 14127
                                   Palm Desert, CA  92255

               (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)
                                January 25, 2002

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule 13d-1(e), (f) or
(g), check the following box [  ].

1.  Names of Reporting Persons. S.S or I.R.S. Identification Nos.
of Above Persons (entities only):  Marc R. Tow

2.  Check the Appropriate Box if a Member of a Group (See
Instructions):
(a)________________________________________________________________
(b)________________________________________________________________

3.  SEC Use Only:
___________________________________________________________________

4.  Source of Funds (See Instructions):  OO
___________________________________________________________________

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
___________________________________________________________________

6.  Citizenship or Place of Organization:  United States
_____________________________________________________________________

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power:  4,380,000
_____________________________________________________________________

8.  Shared Voting Power:
_____________________________________________________________________

9.  Sole Dispositive Power:  4,380,000
_____________________________________________________________________

10. Shared Dispositive Power:
_____________________________________________________________________

11. Aggregate Amount Beneficially Owned by Each Reporting
Person:  4,380,000
_____________________________________________________________________

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
_____________________________________________________________________

13. Percent of Class Represented by Amount in Row (11):  5.5%
_____________________________________________________________________

14.  Type of Reporting Person:  IN
_____________________________________________________________________

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
_____________________________________________________________________

ITEM 1.   SECURITY AND ISSUER.

WSN Group, Inc.
Common Stock, $.001 par value
PO Box 14127
Palm Desert, CA  92255

ITEM 2.   IDENTITY AND BACKGROUND.

(a)  Name: Marc R. Tow
(b)  3900 Birch Street, Suite 113, Newport Beach, CA  92660
(c)  Occupation:  Attorney at Law
(d) During the last five years, such person has not been convicted in a criminal proceeding.
(e) During the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction: Securities and Exchange Commission v. Marc R. Tow, et al, Civil Case No.: H-01-3203.
(f)  Citizenship:  United States

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

4,380,000 shares were issued pursuant to the terms of attorney/client fee agreement between Marc R .Tow and WSN Group, Inc.

ITEM 4.  PURPOSE OF TRANSACTION.

The purpose of this transaction was to enable the Issuer to contract with an attorney to perform necessary services for the Issuer, in exchange for securities of the Issuer, without having to expend operating capital of the Issuer. In this particular situation, Marc
R. Tow previously rendered legal representation and business advice, and agreed to render future legal services, to the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)  380,000 shares acquired by Marc R. Tow on January 25, 2002.
4,000,000 shares acquired by Marc R .Tow on May 17, 2002. This amount represents 5.5% of the outstanding shares.

(b) Marc R. Tow has sole voting power with respect to all 4,380,000 shares reported.

(c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of the Schedule 13D, whichever is less: None.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities: Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See Item 3 above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.

Date:  April 9, 2004                   /s/  Marc R. Tow